Exhibit 8.1

Subsidiaries	Country of Incorporation	Voting Interest
Subsidiaries of Biodexa Pharmaceuticals PLC
Midatech Pharma (Wales) Limited	England and Wales	100%
Midatech Limited	England and Wales	100%
Biodexa Limited	England and Wales	100%
Joint Ventures with Midatech Limited
MidaSol Therapeutics GP (1)(3)	Cayman Islands	50%
Syntara LLC (2)(3)	United States (Delaware)	50%
Subsidiaries of Midatech Limited
Pharmida AG (3)	Switzerland	100%

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(1)	Joint venture between Midatech Limited and Aquestive Therapeutics, formerly known as MonoSol RX.
(2)	Joint venture between Midatech Limited and Immunotope Inc. The percentage ownership of the entity is determined by reference to the partnership agreement and varies from time to time depending on capital committed. While 50% is the economic interest, Midatech Limited can currently direct 49% of the voting rights.
(3)	Dormant entities.